Exhibit 99.1

Caledonia Mining Corporation
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Share purchase

January 26, 2015.  Caledonia Mining Corporation (“Caledonia”) announces that on 23 January 2015, Leigh Wilson, Chairman of the Company, purchased 30,200 ordinary shares in Caledonia at an average price of US$0.636 per share.

Following this transaction, Mr Wilson's total beneficial holding has increased to 72,500 ordinary shares representing 0.14 per cent of the issued ordinary share capital of Caledonia.

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49% interest in an operating gold mine in Zimbabwe (“Blanket”).  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

Caledonia is debt-free and at September 30, 2014 had cash of $27.9m held with its bankers in the UK, Canada and South Africa.  Blanket is a low-cost producer: in the 9 months ended September 30, 2014, Blanket’s on-mine costs were US$599 per ounce of gold produced and its all-in sustaining cost was US$972 per ounce of gold produced.  Caledonia expects to publish its result for the year to December 31, 2014 on March 31, 2015.

Caledonia Mining Corporation Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	Numis John Prior/ Paul Gillam/ James Black Tel: +44 20 7260 1000

BlytheWeigh Tim Blythe/Halimah Hussain/Camilla Horsfall/George Yeomans Tel: +44 20 7138 3204	WH Ireland Adrian Hadden/James Bavister Tel: +44 20 7220 1751